Exhibit 99.1

CRITEO REPORTS RECORD RESULTS

FOR THE FOURTH QUARTER & FISCAL YEAR 2014

NEW YORK – February 18, 2015 – Criteo S.A. (NASDAQ: CRTO), the performance marketing technology company, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2014.

•	Revenue in the fourth quarter 2014 increased 71% (or 69% at constant currency1) to €233 million, compared with €136 million in the fourth quarter 2013.

Revenue for fiscal year 2014 increased 68% (or 70% at constant currency) to €745 million, compared with €444 million in fiscal year 2013.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the fourth quarter 2014 grew 76% (or 73% at constant currency) to €96 million, or 41.4% of revenue, compared with €55 million, or 40.4% of revenue, in the fourth quarter 2013.

Revenue ex-TAC for fiscal year 2014 grew 70% (or 72% at constant currency) to €304 million, or 40.8% of revenue, compared with €179 million, or 40.3% of revenue, in fiscal year 2013.

•	Net income in the fourth quarter 2014 increased by €14 million to €18 million, compared with €3 million in the fourth quarter 2013.

Net income for fiscal year 2014 increased by €34 million to €35 million, compared with €1 million in fiscal year 2013.

•	Adjusted EBITDA in the fourth quarter 2014 increased 120% (or 121% at constant currency), to €32 million, or 13.7% of revenue, compared with €15 million, or 10.7% of revenue, in the fourth quarter 2013.

Adjusted EBITDA for fiscal year 2014 grew 154% (or 156% at constant currency), to €79 million, or 10.7% of revenue, compared with €31 million, or 7.1% of revenue, in fiscal year 2013.

•	Cash flow from operating activities in the fourth quarter 2014 increased by €27 million to €40 million, compared with €12 million in the fourth quarter 2013.

Cash flow from operating activities for fiscal year 2014 increased by €63 million to €88 million, compared with €25 million in fiscal year 2013.

•	Free cash flow in the fourth quarter 2014 was €30 million, an increase of €25 million compared with €5 million in the fourth quarter 2013.

Free cash flow for fiscal year 2014 was €52 million, an increase of €49 million compared with a €3 million in fiscal year 2013.

Executive Quote

“Performance for clients is everything,” said JB Rudelle, Criteo’s co-founder and CEO. “2014 has demonstrated that our focus on driving incremental sales for our clients accelerates our own success.”

[1]	Variations at constant currency exclude the impact of foreign currency fluctuations and are computed by applying the 2013 average exchange rates to 2014 figures.

Operating Highlights

•	Our enhanced Criteo Engine that optimizes for the likelihood of a user to buy was rolled out to 95% of our client base at the end of the fourth quarter.

•	80% of our clients used our multi-screen solution in the month of December 2014.

•	Year-over-year growth in the Americas in the fourth quarter continued to accelerate for the fourth consecutive quarter, to 114% at constant currency, driven by strong performance in the US.

•	We added more than 600 clients in the fourth quarter to bring the total to a record 7,190, representing the highest quarterly client additions in Criteo’s history.

Acquisition of DataPop, Inc.

As of February 17, 2015, Criteo acquired DataPop, Inc., a Los Angeles-based company specializing in connecting the products in a retailer’s catalog to actual user shopping intent.

Revenue ex-TAC

Revenue ex-TAC grew 76% in the fourth quarter 2014, or 73% at constant currency, to €96 million, compared with €55 million in the fourth quarter 2013. This year-over-year performance was mainly driven by two factors: increased revenue ex-TAC per client due to the continued roll-out of our enhanced engine and multi-screen solution, and the steady growth in both our client base and our publisher relationships.

For fiscal year 2014, revenue ex-TAC grew 70%, or 72% at constant currency, to €304 million, compared with €179 million in fiscal year 2013.

•	In the Americas, revenue ex-TAC in the fourth quarter 2014 grew by 121% over the fourth quarter 2013, or 114% at constant currency, to €33 million. The Americas represented approximately 35% of our global revenue ex-TAC in the fourth quarter 2014.

Americas revenue ex-TAC for fiscal year 2014 grew by 88% over fiscal year 2013, or 91% at constant currency, to €90 million. The Americas represented approximately 30% of our global revenue ex-TAC in fiscal year 2014.

•	In EMEA, revenue ex-TAC in the fourth quarter 2014 increased by 58% over the fourth quarter 2013, or 57% at constant currency, to €46 million. EMEA accounted for approximately 48% of our global revenue ex-TAC in the fourth quarter 2014.

EMEA revenue ex-TAC for fiscal year 2014 increased by 59% over fiscal year 2013, or 58% at constant currency, to €155 million. EMEA accounted for approximately 51% of our global revenue ex-TAC in fiscal year 2014.

•	Revenue ex-TAC in Asia-Pacific in the fourth quarter 2014 grew by 58% over the comparable quarter in 2013, or 61% at constant currency, to €17 million. Asia-Pacific represented approximately 17% of our global revenue ex-TAC in the fourth quarter 2014.

Asia-Pacific revenue ex-TAC for fiscal year 2014 grew by 73% over fiscal year 2013, or 84% at constant currency, to €59 million. Asia-Pacific represented approximately 19% of our global revenue ex-TAC in fiscal year 2014.

Revenue ex-TAC margin as a percentage of revenue in the fourth quarter 2014 was 41.4%, compared with 40.4% in the fourth quarter 2013.

Revenue ex-TAC margin as a percentage of revenue for fiscal year 2014 was 40.8%, compared with 40.3% in fiscal year 2013.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA in the fourth quarter 2014 was €32 million, an increase of 120%, or 121% at constant currency, compared with €15 million in the fourth quarter 2013. This year-over-year increase in Adjusted EBITDA is primarily the result of the strong revenue ex-TAC performance in the quarter. In addition, we incurred some additional variable costs driven by the revenue ex-TAC over-performance as well as some exceptional costs primarily related to consulting fees.

Adjusted EBITDA for fiscal year 2014 was €79 million, an increase of 154%, or 156% at constant currency, compared with €31 million in fiscal year 2013.

Adjusted EBITDA margin as a percentage of revenue in the fourth quarter 2014 was 13.7%, compared with 10.7% in the fourth quarter 2013.

Adjusted EBITDA margin as a percentage of revenue in fiscal year 2014 was 10.7%, a 3.6 percentage points improvement compared with 7.1% in fiscal year 2013.

Operating expenses in the fourth quarter of 2014 were €66 million, an increase of 58% compared with the fourth quarter 2013. Excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which, taking all exclusions together, we reference as operating expenses on a “Non-IFRS basis”, our operating expenses in the fourth quarter 2014 were €58 million, an increase of 59% compared with the fourth quarter 2013. This increase in operating expenses over the period was principally related to headcount growth across our three main functions – Research & Development, Sales & Operations and General & Administrative – as we continued to scale the whole Criteo organization. In particular, our headcount in Sales & Operations increased by 70% year-over-year in an effort to capture our market opportunity in all geographies, especially in our mid-market organization. We intend to continue to invest significantly in Research & Development and Sales & Operations in fiscal year 2015 to support our current and anticipated future growth.

Operating expenses for fiscal year 2014 were €227 million, an increase of 55% compared with fiscal year 2013. On a Non-IFRS basis, our operating expenses for fiscal year 2014 were €204 million, an increase of 53% compared with fiscal year 2013. Expressed as a percentage of revenue, our Non-IFRS operating expenses for fiscal year 2014 were at 27.4%, a decrease of 2.7 percentage points over the period, driven by the decrease in our Sales & Operations expenses and General & Administrative expenses for fiscal year 2014, by 1.3 percentage points and 0.4 percentage point respectively over the period.

Net Income and Adjusted Net Income

Net income in the fourth quarter 2014 was €18 million, representing a €14 million increase compared with €3 million in the fourth quarter 2013. Net income available to shareholders of Criteo S.A. for the fourth quarter 2014 was €17 million, or €0.275 per diluted share, compared with €3 million, or €0.055 per diluted share, in the fourth quarter 2013.

Net income for fiscal year 2014 was €35 million, representing a €34 million increase compared with €1 million fiscal year 2013. Net income available to shareholders of Criteo S.A. for fiscal year 2014 was €35 million, or €0.548 per diluted share, compared with €1 million, or €0.019 per diluted share, in fiscal year 2013.

Adjusted Net Income for the fourth quarter 2014, or our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration and the tax impact of these adjustments, was €23 million, representing a €16 million increase compared with €7 million in the fourth quarter 2013.

Adjusted Net Income for fiscal year 2014 was €53 million, representing a €42 million increase compared with €11 million in fiscal year 2013.

Cash Flow and Cash Position

•	Cash flow generated by operating activities in the fourth quarter 2014 increased 223% to €40 million, compared with €12 million in the fourth quarter 2013.

For fiscal year 2014, cash flow generated by operating activities increased 255% to €88 million, compared with €25 million in fiscal year 2013.

•	Free cash flow, defined as cash flow from operating activities less acquisition of intangible assets, property, plant and equipment, net of proceeds from disposal, was €30 million in the fourth quarter 2014, an increase of €25 million, compared with €5 million in the fourth quarter 2013.

Free cash flow for fiscal year 2014 was €52 million, an increase of €49 million, compared with €3 million in fiscal year 2013.

•	Total cash, cash equivalents and short-term investments were at €290 million as of December 31, 2014. This represents an increase of €55 million compared with December 31, 2013, primarily the result of €52 million in free cash flow generation over the period and proceeds from capital increases of €24 million, including €16 million in net proceeds from our follow-on equity offering in March 2014. This was offset by the €19 million cash consideration for the acquisitions of Tedemis S.A. and AdQuantic SAS, in February 2014 and April 2014, respectively.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of February 18, 2015.

First Quarter 2015 Guidance:

•	Revenue ex-TAC for the first quarter ending March 31, 2015 is expected to be between €96 million and €99 million.

•	Adjusted EBITDA for the first quarter ending March 31, 2015 is expected to be between €18 million and €21 million, including a €2 million negative impact from the acquisition of DataPop.

Fiscal Year 2015 Guidance:

•	Revenue ex-TAC for the fiscal year ending December 31, 2015, is expected to be between €433 million and €440 million.

•	Adjusted EBITDA for the fiscal year ending December 31, 2015, is expected to be between €108 million and €115 million, including a €10 million dilutive impact from DataPop in the year.

The above guidance assumes no additional acquisitions are completed during the quarter ending March 31, 2015 and the fiscal year ending December 31, 2015.

Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Revenue ex-TAC by region, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Non-IFRS Operating Expenses, Revenue ex-TAC margin and Adjusted EBITDA margin. These measures are not calculated in accordance with IFRS.

Revenue ex-TAC is our revenue excluding traffic acquisition costs (TAC) generated over the applicable measurement period and Revenue ex-TAC by region reflects our Revenue ex-TAC by our core geographies. Revenue ex-TAC and Revenue ex-TAC by region are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business and across our core geographies. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and the market generally in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income (loss) from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension service costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the elimination of non-cash compensation expense, pension costs and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration, and the tax impact of these adjustments. Adjusted Net Income is not a measure calculated in accordance with IFRS. In particular, we believe that the elimination of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Revenue ex-TAC by Region to revenue by geography, Adjusted EBITDA to net income and Adjusted Net Income to net income, the most comparable IFRS measurements. Our use of non-IFRS financial measures has limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Some of these limitations are: (1) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and (2) other companies may report Revenue ex-TAC, Revenue ex-TAC by Region, Adjusted EBITDA, Adjusted Net Income or similarly titled measures but calculate them differently or over different regions, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider these measures alongside our other IFRS-based financial performance measures, such as revenue, net income and our other IFRS financial results.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures; in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Explanations of the Company’s non-IFRS financial measures, and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable, are included in the accompanying tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements, including projected financial results for the quarter ending March 31, 2015 and the fiscal year ending December 31, 2015, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: recent growth rates not being indicative of future growth, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, the investments in new business opportunities and the timing of these investments, the impact of competition, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, uncertainty regarding international growth and expansion, and the financial impact of maximizing revenue ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Registration Statement on Form F-1 filed with the SEC on March 20, 2014, as well as future filings and reports by the Company. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Conference Call Information

Criteo will hold a conference call today, February 18, 2015, at 8:00am ET, 2:00pm CET, to discuss Criteo’s operating and financial results for the fourth quarter and fiscal year 2014, as well as other forward-looking information about Criteo’s business.

Conference call details are:

• US callers:	+1 212 444 0481	Conference ID: 9779609

• International callers:	+33(0)1 76 77 22 30	Conference ID: 9779609

The conference call will also be webcast simultaneously at http://ir.criteo.com.

About Criteo

Criteo delivers personalized performance marketing at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,300 employees in 23 offices across the Americas, Europe and Asia-Pacific, serving over 7,000 advertisers worldwide with direct relationships with over 9,000 publishers.

For more information, please visit www.criteo.com

CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands, except per share data)

(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2013	2014	Year-over- year growth	2013	2014	Year-over- year growth
Revenue	135,889	232,796	71.3%	443,960	745,081	67.8%

Cost of revenue
Traffic Acquisition cost (TAC)	–81,034	–136,493	68.4%	–264,952	–441,427	66.6%
Other cost of revenue	–6,334	–11,054	74.5%	–21,956	–36,150	64.6%

Gross Profit	48,521	85,249	75.7%	157,052	267,504	70.3%

Research & development expenses	–9,973	–12,191	22.2%	–32,175	–45,293	40.8%
Sales & operations expenses	–22,306	–39,668	77.8%	–82,816	–133,393	61.1%
General & administrative expenses	–9,273	–13,698	47.7%	–31,387	–48,788	55.4%

Total operating expenses	–41,552	–65,557	57.8%	–146,378	–227,474	55.4%

Income from operations	6,969	19,692	182.6%	10,674	40,030	275.0%
Financial income	–3,269	1,264	–138.7%	–6,868	8,587	–225.0%
Income before taxes	3,700	20,956	466.4%	3,806	48,617	1,177.4%
Provision for income taxes	–432	–3,313	667.0%	–2,413	–13,253	449.2%
Net income (loss)	3,268	17,643	439.9%	1,393	35,364	2,438.7%
– Net income (loss) available to shareholders of Criteo SA	3,046	17,256		1,065	34,354
– Net income (loss) available to non-controlling interests	222	387		328	1,010

Net income (loss) allocated to shareholders per share
Basic	0.063	0.293		0.022	0.583
Diluted	0.055	0.275		0.019	0.548
Basic	48,692,148	58,928,563		48,692,148	58,928,563
Diluted	55,174,764	62,645,716		55,174,764	62,645,716

CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	December 31,	December 31,
	2013	2014
Goodwill	4,191	22,944
Intangible assets	6,624	10,560
Property, plant and equipment	24,716	43,027
Non-current financial assets	7,627	9,494
Deferred tax assets	4,486	7,113

TOTAL NON-CURRENT ASSETS	47,644	93,138

Trade receivables	87,643	158,633
Current tax assets	8,014	2,883
Other current assets	13,466	20,606
Cash and cash equivalents	234,343	289,784

TOTAL CURRENT ASSETS	343,466	471,906

TOTAL ASSETS	391,110	565,044

Share capital	1,421	1,523
Additional paid-in capital	241,468	265,522
Currency translation reserve	1,384	4,804
Consolidated reserves	19,523	35,302
Retained earnings	1,065	34,354

Equity – attributable to shareholders of Criteo SA	264,861	341,505

Non-controlling interests	213	1,433

TOTAL EQUITY	265,074	342,938

Financial liabilities – non-current portion	6,119	4,543
Retirement benefit obligation	925	1,024
Deferred tax liabilities	303	946

TOTAL NON-CURRENT LIABILITIES	7,347	6,513

Financial liabilities – current portion	5,197	7,631
Bank overdrafts		36
Provisions	830	1,131
Trade payables	75,889	135,400
Current tax liabilities	1,549	7,969
Other current liabilities	35,224	63,426

TOTAL CURRENT LIABILITIES	118,689	215,593

TOTAL LIABILITIES	126,036	222,106

TOTAL EQUITY AND LIABILITIES	391,110	565,044

CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2013	2014	2013	2014
Net income (loss)	3,268	17,643	1,393	35,364

Non-cash and non-operating items	6,570	16,379	21,558	53,934

– Amortization and provisions	3,762	7,662	12,195	25,148
– Share-based payment expense	2,332	4,840	6,876	14,778
– Net gain or loss on disposal of non-current assets	34	110	45	106
– Interest paid	2	5	9	17
– Non-cash financial income and expenses	8	449	20	632
– Change in deferred taxes	–2,431	–4,573	–3,697	–4,007
– Income tax for the period	2,863	7,886	6,110	17,260

Changes in working capital related to operating activities	3,842	12,217	12,965	3,479

– (Increase) / decrease in trade receivables	–16,325	–26,812	–31,433	–63,064
– Increase / (decrease) in trade payables	12,393	28,521	33,704	53,039
– (Increase) / decrease in other current assets	4,839	640	–5,560	–5,946
– Increase / (decrease) in other current liabilities	2,935	9,868	16,254	19,450

Income taxes paid	–1,425	–6,684	–11,211	–5,142

CASH FROM OPERATING ACTIVITIES	12,255	39,555	24,705	87,635

Acquisition of intangible assets, property, plant and equipment	–7,187	–9,993	–22,003	–35,389
Proceeds from disposal of intangible assets, property, plant and equipment	20	–10	90	40

FREE CASH FLOW	5,088	29,552	2,792	52,286

Investments	–129	0	–5,414	–18,775
Change in other non-current financial assets	–35	–521	–806	–1,728

CASH USED FOR INVESTING ACTIVITIES	–7,331	–10,524	–28,133	–55,852

Issuance of long-term borrowings	0	1,189	8,000	4,243
Repayment of borrowings	–1,192	–1,196	–3,450	–4,902
Interests paid	–2	–5	–9	–17
Proceeds from capital increase	191,725	3,730	192,175	23,854
Change in other financial liabilities	0	48	0	205

CASH FROM (USED FOR) FINANCING ACTIVITIES	190,531	3,766	196,716	23,383

CHANGE IN NET CASH & CASH EQUIVALENTS	195,455	32,797	193,288	55,166

Net cash & cash equivalents at beginning of period	39,838	256,719	43,262	234,342
Effect of exchange rates changes on cash and cash equivalents	–951	232	–2,208	240

Net cash & cash equivalents at end of period	234,342	289,748	234,342	289,748

CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended December 31,					Twelve Months Ended December 31,
	Region	2013	2014	Year- over- year growth	Year- over- year growth at constant currency	Region	2013	2014	Year- over- year growth	Year- over- year growth at constant currency
Revenue	Americas	38,660	85,598	121.4%	113.8%	Americas	123,004	228,773	86.0%	88.8%
	EMEA	70,291	104,480	48.6%	47.4%	EMEA	237,800	366,404	54.1%	53.1%
	Asia-Pacific	26,937	42,718	58.6%	62.6%	Asia-Pacific	83,155	149,904	80.3%	92.1%

	Total	135,889	232,796	71.3%	69.3%	Total	443,960	745,081	67.8%	70.3%

Traffic acquisition costs	Americas	–23,552	–52,167	121.5%	114.0%	Americas	–75,306	–138,910	84.5%	87.3%
	EMEA	–41,235	–58,449	41.7%	40.5%	EMEA	–140,416	–211,287	50.5%	49.5%
	Asia-Pacific	–16,247	–25,877	59.3%	63.8%	Asia-Pacific	–49,230	–91,230	85.3%	98.0%

	Total	–81,034	–136,493	68.4%	66.6%	Total	–264,952	–441,427	66.6%	69.3%

Revenue ex-TAC	Americas	15,108	33,432	121.3%	113.5%	Americas	47,698	89,863	88.4%	91.2%
	EMEA	29,057	46,030	58.4%	57.2%	EMEA	97,385	155,117	59.3%	58.2%
	Asia-Pacific	10,690	16,841	57.5%	60.8%	Asia-Pacific	33,925	58,674	72.9%	83.6%

	Total	54,855	96,303	75.6%	73.4%	Total	179,008	303,654	69.6%	71.8%

CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2014	2013	2014
Reconciliation of Adjusted EBITDA to Net income
Net income (loss)	3,268	17,643	1,393	35,364
Adjustments:
Financial (income) expense	3,269	–1,264	6,868	–8,587
Provision for income taxes	433	3,313	2,413	13,253

Share-based compensation expense	2,332	4,840	6,876	14,778

Research and development	581	700	2,049	2,776
Sales and operations	1,292	2,814	2,801	9,267
General and administrative	460	1,326	2,026	2,735

Service cost-pension	43	94	281	371

Research and development	17	31	109	126
Sales and operations	21	36	105	141
General and administrative	5	27	67	104

Depreciation and amortization expense	3,899	7,131	11,119	23,532

Cost of revenue	2,696	5,008	7,847	16,176
Research and development	518	1,009	915	3,731
Sales and operations	523	854	1,792	2,762
General and administrative	162	260	566	863

Acquisition-related deferred price consideration	1,261	97	2,363	716

Research and development	1,261	97	2,363	716
Sales and operations	—	—	—	—
General and administrative	—	—	—	—
Total net adjustments	11,237	14,211	29,920	44,063

Adjusted EBITDA	14,505	31,854	31,313	79,427

CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2014	2013	2014
Share-Based Compensation Expense
Research and development	581	700	2,049	2,776
Sales and operations	1,292	2,814	2,801	9,267
General and administrative	460	1,326	2,026	2,735

Total Share-Based Compensation Expense	2,332	4,840	6,876	14,778

Pension costs
Research and development	17	31	109	126
Sales and operations	21	36	105	141
General and administrative	5	27	67	104

Total Pension costs	43	94	281	371

Depreciation and Amortization Expense
Cost of revenue	2,696	5,008	7,847	16,176
Research and development	518	1,009	915	3,731
Sales and operations	523	854	1,792	2,762
General and administrative	162	260	566	863

Total Depreciation and Amortization Expense	3,899	7,131	11,119	23,533

Acquisition-related deferred price consideration
Research and development	1,261	97	2,363	716
Sales and operations	—	—	—	—
General and administrative	—	—	—	—

Total Acquisition-related deferred price consideration	1,261	97	2,363	716

CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2014	2013	2014
Net income (loss)	3,268	17,643	1,393	35,364
Adjustments:
Share-based compensation expense	2,332	4,840	6,876	14,778
Amortization of acquisition-related intangible assets	350	840	350	2,942
Acquisition-related deferred price consideration	1,261	97	2,363	716
Tax impact of the above adjustments	–73	–31	–73	–379

Total net adjustments	3,870	5,746	9,516	18,057

Adjusted net income (loss)	7,138	23,389	10,909	53,421

CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2013	2014	Year- over- year growth	2013	2014	Year- over- year growth
Revenue as reported	135,889	232,796	71.3%	443,960	745,081	67.8%
Conversion impact euro/other currencies	—	–2,700		—	10,906

Revenue at constant currency	135,889	230,096	69.3%	443,960	755,987	70.3%

Traffic acquisition costs as reported	81,034	136,493	68.4%	264,952	441,427	66.6%
Conversion impact euro/other currencies	—	–1,526		—	7,053

Traffic acquisition costs at constant currency	81,034	134,967	66.6%	264,952	448,480	69.3%

Revenue ex-TAC as reported	54,855	96,303	75.6%	179,008	303,654	69.6%
Conversion impact euro/other currencies	—	–1,173		—	3,853

Revenue ex-TAC at constant currency	54,855	95,130	73.4%	179,008	307,507	71.8%

Revenue ex-TAC/Revenue as reported	40.4%	41.4%		40.3%	40.8%

Other cost of revenue as reported	6,335	11,054	74.5%	21,956	36,150	64.6%
Conversion impact euro/other currencies	—	–374		—	268

Other cost of revenue at constant currency	6,335	10,680	68.6%	21,956	36,418	65.9%

Adjusted EBITDA	14,504	31,854	119.6%	31,313	79,427	153.7%
Conversion impact euro/other currencies	—	165			603

Adjusted EBITDA at constant currency	14,504	32,019	120.8%	31,313	80,030	155.6%

CRITEO S.A.

Information on share count

(unaudited)

	At December 31,
	2013	2014
Shares outstanding as at January 1,	47,123,017	56,856,070
Weighted average number of shares issued during the period	1,569,131	2,072,493

Basic number of shares – Basic EPS basis	48,692,148	58,928,563

Dilutive effect of share options, warrants, employee warrants – Treasury method	6,482,616	3,717,153

Diluted number of shares – Diluted EPS basis	55,174,764	62,645,716

Shares outstanding as at December 31,	56,856,070	60,902,695

Total dilutive effect of share options, warrants, employee warrants	9,060,459	7,555,249

Fully diluted shares as at December 31,	65,916,529	68,457,944

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	YoY Change	QoQ Change
Clients	3,811	4,274	4,631	5,072	5,567	6,131	6,581	7,190	41.8%	9.3%
Revenue (‘000 euros)	94,862	99,400	113,811	135,889	152,520	165,317	194,449	232,796	71.3%	19.7%
Americas	25,025	28,846	30,473	38,660	37,630	46,942	58,602	85,598	121.4%	46.1%
EMEA	54,434	53,348	59,732	70,291	83,853	84,187	93,885	104,480	48.6%	11.3%
APAC	15,403	17,206	23,606	26,937	31,037	34,187	41,962	42,718	58.6%	1.8%
Revenue ex-TAC (‘000 euros)	37,306	40,032	46,815	54,855	62,733	67,022	77,596	96,303	75.6%	24.1%
Americas	9,570	11,124	11,896	15,108	14,725	18,600	23,106	33,432	121.3%	44.7%
EMEA	21,163	21,807	25,358	29,057	35,320	35,101	38,666	46,030	58.4%	19.0%
APAC	6,573	7,101	9,561	10,690	12,688	13,321	15,824	16,841	57.5%	6.4%
Cash flow from operating activities (‘000 euros)	4,585	4,134	3,731	12,255	11,437	11,162	25,481	39,555	222.8%	55.2%
Capital expenditures (‘000 euros)	2,489	6,590	5,737	7,187	3,781	10,459	11,156	9,993	39.0%	–10.4%
Net Cash Position (‘000 euros)	43,876	47,893	39,839	234,343	241,785	242,895	256,719	289,748	23.6%	12.9%
Days Sales Outstanding (days – end of month)	58.1	56.7	55.6	53.5	53.8	57.1	56.6	54.7	2.3%	–3.4%

Contacts

Criteo Investor Relations	Criteo Public Relations

Edouard Lassalle, Head of IR e.lassalle@criteo.com Friederike Edelmann, Senior IR Manager f.edelmann@criteo.com	Emma Ferns, Global PR director e.ferns@criteo.com